February 7, 2019

Frederick Herbst
Chief Financial Officer
Ready Capital Corporation
1140 Avenue of the Americas, 7th Floor
New York, NY 10036

       Re: Sutherland Asset Management Corporation
           Form 10-K for the year ended December 31, 2017
           Filed March 16, 2018
           File No. 001-35808

Dear Mr. Herbst:

        We have reviewed your February 1, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 31, 2019 letter.

Form 10-K for the year ended December 31, 2017

Consolidated Statements of Income, page 115

1. We note your response to comment 3. We continue to be unclear how you determined that the current presentation of "gains on residential mortgage banking activities, net of variable loan expenses" is compliant with Rule 9-04 of Regulation S-X. Please specifically address the following:
        Explain to us why realized and unrealized gains and losses on residential mortgage loans and unrealized gains (loss) on IRLCs and other derivatives are characterized as non-interest income while realized and unrealized gains on other financial instruments are presented below total non-interest expense. Additionally, tell us why a $4 million unrealized loss and a $6.9 million unrealized gain on residential mortgage banking financial instruments were recorded in 2017 and 2016, respectively, in "Net unrealized
 Frederick Herbst
Ready Capital Corporation
February 7, 2019
Page 2
             gain on financial instruments" rather than with the other residential mortgage banking gains and losses recorded within non-interest income. Within your response, please reference the authoritative literature management relied upon. Cite specific authoritative literature to support your position that loan origination fee
             income on loans carried at fair value should not be classified as interest income in accordance with Rule 9-04.1 of Regulation S-X. We note that origination fees on loans carried at fair value are not deferred and amortized like the origination fees on loans held for investment. However, please clarify for us how you determined that the timing of revenue recognition would impact the characterization of recognized fees on the statements of income.
             Cite specific authoritative literature to support your policy of presenting
             "correspondent fees and other direct loan expenses, including the provision for loan indemnification" as a reduction of the related income rather than as an expense.
        You may contact Kristi Marrone at (202) 551-3429 or Jennifer Monick at
(202) 551-3295
if you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,
FirstName LastNameFrederick Herbst
                                                               Division of
Corporation Finance
Comapany NameReady Capital Corporation
                                                               Office of Real
Estate and
February 7, 2019 Page 2                                        Commodities
FirstName LastName